Exhibit 99.1

Beamr Issues Q3-2026 CEO Letter: On Track to Deliver 50% Revenue Growth in 2026

Expected revenue increase comes from existing customer agreements, renewals and broader business activities, including a three-year renewal with a major global streaming platform

In autonomous vehicles, where customers process data at petabyte scale, even a small number of production customers could have a substantial impact on Beamr’s future revenues

Herzliya, Israel, Nov. 12, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders,

The autonomous vehicle (AV) strategy we set out this year is now being actively implemented. The pace of our work picked up sharply in Q3: we launched Beamr Lossless, GPU-accelerated and running in real time in the test vehicle, extending our ML-Safe technology; we brought our solution into the tools AV teams already run, including RTMaps from Intempora, a dSPACE company; and we joined the VAST Cosmos Community as a Technology Partner. We are currently working with 12 AV companies, including Tier-1 suppliers and global AV programs.

AI systems are creating enormous demand for visual data, and video is now one of the largest data types feeding them. Our work with AV teams, managing hundreds of petabytes of video data per program, has confirmed what this costs them: storage and networking are not only expensive, they slow development down. Handling these pipelines efficiently, without compromising the performance of AI, is becoming a fundamental requirement. That is why we built ML-Safe compression.

The scale of the opportunity matters for a company of our size: with customers processing massive datasets, even a relatively small number of production customers can have a substantial impact on our revenues. Our focus now is commercial execution: converting the engagements we have built into production customers.

Revenue growth and longer visibility*

As we published in September, we expect 2026 revenues to increase by about 50% over 2025, to approximately $4.5 million. That growth comes from existing customer agreements, renewals and broader business activities, including a three-year renewal with a major global streaming platform that runs through October 2029.

We believe the multi-year renewal, together with other customer renewals, reflects the continued value and sustainability of our technology, expertise and services. This is a significant change from our customary annual renewals, and it enhances our visibility into our anticipated future revenues while we continue to pursue new growth opportunities.

We sell on usage, per gigabyte and per hour processed. A customer commits little while ramping up and pays more as volumes rise. As AV video data is expanding sharply, once customers increase their usage, our consumption-based pricing creates an opportunity for revenue to grow alongside their video volumes.

Beamr Lossless: savings from capture

Through our joint work with AV and ADAS companies we identified their need for compression in the test vehicle, supporting multiple camera streams in real time. So we built it.

Beamr Lossless compression, GPU-accelerated in real time in the test vehicle, compresses 12-bit footage, the AV camera’s raw output - a format in-vehicle encoders could not handle until now. Our initial tests showed video files were 47% smaller than raw - and what is saved at the point of capture is saved again at every step that follows: on the drives, on the way to the cloud, and in every training run that reads it.

Since the launch, AV teams have shown strong interest in Beamr Lossless.

Built for AV teams, delivered through partners

Partners are central to how we reach the AV market. A team already running a partner’s platform adds our compression as a component rather than an integration project - which means we can deploy our solution faster. Our technology is also available on AWS Marketplace, and we are a member of the AWS ISV Accelerate program.

Sales cycles in this market are long, which is part of why we built Blueprint - a defined plan that helps teams decide how compression fits their own content, models and workflows. With it, we answered the demand for a faster path from evaluation to adoption, while opening a commercial channel for Beamr alongside our technology licensing.

Our content-adaptive compression is available on the RTMaps AI Store from Intempora, a dSPACE company that works with OEMs and Tier-1 autonomous vehicle developers worldwide. It is the first compression technology in the store. In September we demonstrated Beamr Lossless running in real time inside RTMaps, at AutoSens Europe, and at the dSPACE User Conference.

We deepened our work with VAST Data, while joining the VAST Cosmos Community. We first demonstrated together at GTC in March on petabyte-scale AV video data. In September we demonstrated at IBC Show in Amsterdam for our media and entertainment customers and prospects. The demonstration included NVIDIA Video Super Resolution for AI quality enhancement, and our content-adaptive technology to reduce the enhanced video file size by up to 50% - running on the VAST AI Operating System.

A key part of what we offer is evidence. We test ML-Safe compression against the industry-standard models and metrics AV teams already rely on, and publish what we find. This month we published our second study on vision-language models, covering a much broader set of AV footage than the first one published earlier this year. The new study showed that Beamr technology achieves 45.9% smaller video data compared to standard encoding while preserving fidelity.

Financial highlights*

During the nine-month period ended September 30, 2026, we generated approximately $1.38 million in revenue, compared to $1.54 million in the corresponding period of 2025. We continue to expect approximately 50% revenue growth for the full year 2026, reaching approximately $4.5 million. Our balance sheet remains solid, with $5.6 million in cash and deposits as of September 30, 2026.

Our strategy from here

Autonomous vehicles are a fast-growing market, and the same challenges appear wherever machines have to see: humanoids, robotics, and the factories where both will operate. Video is how those systems learn, and the cost of moving, storing and processing it is becoming a limit on how quickly they can learn.

Beamr has always been an infrastructure accelerator, reducing video data to speed transfers and lower costs. As AI infrastructure becomes costlier and scarcer, our GPU-accelerated technology works as a capacity multiplier. Beamr technology delivers approximately 2X effective data capacity and transfer throughput for video-intensive workloads, while preserving the tested AI pipeline outputs.

Part of our work now is making this opportunity better understood. In recent months, I set out our position directly on CNBC’s Microcap Minute, on Bloomberg TV and CNBC through RedChip’s Small Stocks, Big Money, with The Wall Street Transcript and on the Smart Money Circle Podcast.

Our technology is developed, we have established relationships with major players in the industry, and we have created a much simpler path for customers to adopt our solutions. Over the next 12 months, our goal is to translate these activities into commercial agreements and production deployments.

Sincerely,

Sharon Carmel
Chief Executive Officer
Beamr Imaging Ltd.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS).

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including statements relating to the Company’s expected revenue growth and anticipated full year 2026 revenue; the anticipated benefits of customer agreements and renewals; anticipated revenue visibility; the potential conversion of customer evaluations and engagements into commercial agreements and production deployments; the potential effect of consumption-based pricing and increased customer usage on revenue; and the potential impact of autonomous vehicle customers and other market opportunities on the Company’s future revenues and results. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:
investorrelations@beamr.com

*The revenue guidance provided above constitutes forward-looking statements and actual results may differ materially. Refer to the “Forward-Looking Statements” safe harbor section below for information on the factors that could cause the Company’s actual results to differ materially from these forward-looking statements, as well as the Company’s Annual Report on 20-F for the fiscal year ended December 31, 2025, including in “Operating and Financial Review and Prospects” and “Risk Factors”, for further context. This financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of our financial results for this period.

3